UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02017775

January 29, 2002

NO ACT
P.E 12-6-01
1-10853

Act 1934
Section 14A-8
Rule
Public Availability 1/29/2002

Alonzo L. Llorens
Womble Carlyle Sandridge & Rice
One Atlantic Center
1201 West Peachtree Street
Suite 3500
Atlanta, GA 30309

Re: BB&T Corporation
Incoming letter dated December 6, 2001

Dear Mr. Llorens:

This is in response to your letter dated December 6, 2001 concerning the shareholder proposal submitted to BB&T by Jimmy R. King. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Jimmy R. King
3514 Waxhaw Marvin Rd.
Waxhaw, NC 28173

P

CRGH

WOMBLE
CARLYLE
SANDRIDGE
& RICE
A PROFESSIONAL LIMITED
LIABILITY COMPANY

One Atlantic Center
1201 West Peachtree Street
Suite 3500
Atlanta, GA 30309

Telephone: (404) 872-7000
Fax: (404) 888-7490
Web site: www.wcsr.com

December 6, 2001

VIA CERTIFIED MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BB&T Corporation – Shareholder Proposal of Jimmy R. King

Ladies and Gentlemen:

On behalf of BB&T Corporation, a North Carolina corporation (the "Corporation"), and pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes a proposal and supporting statement (the "Proposal") submitted by Jimmy R. King (the "Proponent") from proxy materials relating to the Corporation's 2002 Annual Meeting of Shareholders. The Proposal seeks to eliminate administrative fees currently charged to participant accounts in the BB&T Corporation 401(k) Savings Plan, as amended (the "Plan"), which are held by current and former employees of the Corporation who have elected to have Plan account balances invested in shares of the Corporation's common stock (the "Common Stock Fund"). Mr. King's wife is a retired employee of the Corporation whose Plan account consists solely of shares in the Common Stock Fund.

As discussed below, the Corporation believes the Proposal may be omitted from its proxy materials for three principal reasons: (i) the Proposal relates to a matter of ordinary business operations, and thus it may be omitted pursuant to Rule 14a-8(i)(7); (ii) implementation of the Proposal would cause the Corporation to violate federal law, and thus it may be omitted pursuant to Rule 14a-8(i)(2); and (iii) the Proposal seeks to further a personal interest of the Proponent not shared by shareholders at large, and thus it may be omitted pursuant to Rule 14a-8(i)(4).

I. The Proposal

On November 7, 2001, the Corporation received a letter from the Proponent, which included the Proposal. A copy of the entire Proposal is attached as Exhibit A to this letter, but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

"BB&T Corporation will discontinue charging fees to the accounts of their employees and retiree's 401(k) plans for those who have elected the BB&T common stock fund. The corporation has a no-fee Dividend Reinvestment Plan available to shareholders outside of the BB&T 401(k) plan. This will treat all shareholders on an equal basis."

The supporting statement from the Proponent is:

"BB&T Corporation has a Dividend Reinvestment Plan for shareholders, other than those in the 401(k) plan, which allows the shareholder to use dividends and other optional cash investments to purchase additional shares in the corporation. This DRIP plan provides Certificate Safekeeping, additional cash investments and bookkeeping at no charge. There are no fees for the DRIP plan until you sell the shares of stock. This is basically the same service offered to those who have their 401(k) plan in the stock of BB&T. In the employees 401(k) program however, the employees are charged an annual fee plus a percentage of their account balance. Retirees using the plan are charged the same fees as employees. Traditional 75 to 80% of the total 401(k) plan has been in the stock portion of the fund and according to the 9/30/2001 statement close to 19,000,000 shares or over 4% of the total BB&T outstanding shares are involved.

This proposal will make all shareholders equal in their treatment. It will also make the corporation seem a little more above board as they currently are not showing any expenses on the employee's 401(k) quarterly or annual statements. Federal law requires that the corporation exercise a fiduciary responsibility to provide the 401(k) at the most reasonable cost. This might limit future legal liabilities."

II. Statement of Reasons for Omission

As stated above, the Corporation intends to omit the Proposal from its proxy materials for the following reasons: (i) the Proposal is directed towards the operation of its employee benefit plans, which is a matter of ordinary business operations, and thus it may be omitted pursuant to Rule 14a-8(i)(7); (ii) the Proposal would cause the Corporation to violate federal law, and thus it may be omitted pursuant to Rule 14a-8(i)(2); and (iii) the Proposal furthers the personal interest of the Proponent, which interest is not shared by other shareholders at large, and thus it may be omitted pursuant to Rule 14a-8(i)(4).

III. Supporting Arguments

A. The Corporation may omit the Proposal because it is directed towards the operation of employee benefit plans, which is a matter of ordinary business operations.

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018, the Commission stated that the underlying policy of the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Fed. Sec. L. Rep. (CCH) para. 83,018 at 80,535* (May 21, 1998) (the "1998 Release").

The Staff has consistently concurred with the position that shareholder proposals concerning employee benefit plans, the administration of those plans and other types of employee benefits for the general employee population may be omitted on the basis that such proposals deal with matters relating to the ordinary business operations of the corporation. For instance, the Staff concurred in the omission of a proposal pursuant to Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)), in The Kroger Company (March 18, 1998), which sought to require a search to replace the advisor and trustee of the company's 401(k) savings plan and to determine whether such action would eliminate the administrative fee charged by the current advisor and trustee. Similarly, in Lockheed Martin Corporation (February 1, 1999), the Staff concurred in the omission of a proposal relating to the ability of employees to reinvest dividends issued on shares of common stock held in participants' accounts in the company's 401(k)/ESOP plan. See also, Allied Signal, Inc. (November 22, 1995) (proposal to increase pension benefits for retired employees excludable under Rule 14a-8(c)(7)); Consolidated Edison Company (February 13, 1992) (proposal to increase pension benefits excludable under Rule 14a-8(i)(7)); General Electric Company (February 13, 1992) (proposal to increase pension benefits excludable under Rule 14a-8(i)(7)); Harrah's Entertainment, Inc. (March 16, 1999) (proposal seeking to entitle all employees who invest in Harrah's stock through its Savings and Retirement Plan with the same rights as an investor who buys Harrah's stock from a stock exchange excludable under Rule 14a-8(i)(7)); and CSX Transportation (February 13, 1992) (proposal to adopt an employee stock ownership/savings plan for all company employees excludable because the proposal related to general compensation issues).

In addition, the Staff has consistently allowed the exclusion of proposals requesting fee reductions or the elimination of fees related to stock purchases through stock-based plans established by the issuer. See Lucent Technologies, Inc. (October 4, 1999) and General Electric Company (January 19, 2000) (proposals to eliminate or dissolve service charges on stock purchased through dividend reinvestment plans excludable under Rule 14a-8(i)(7)). Similarly, the Corporation believes that the Proposal may be excluded from its proxy materials since it, too, relates to the elimination of fees incurred in connection with a stock-based plan established by the Corporation.

The Plan is a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and is intended to provide retirement benefits for eligible employees and certain affiliates of the Corporation. Participation in the Plan is limited to eligible employees, former employees and certain affiliates of the Corporation. As discussed above, the Proposal would require the elimination of administrative fees currently charged to those Plan accounts invested in the Common Stock Fund.

Decisions regarding the structure and operation of the Plan, including decisions relating to administrative issues (e.g., the imposition of fees), are matters of ordinary business operations properly left to the management and the Board of Directors of the Corporation. As such, decisions regarding the imposition of Plan fees are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and thus the Proposal may properly be excluded from the Corporation's proxy materials. 1998 Release, Part III. Similarly, given the legal complexities imposed by the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), regarding the administration of tax-qualified retirement plans, as well as the numerous internal considerations related to employee benefit plan administration, the Proposal is one which seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," and thus the Corporation is of the view that the Proposal may properly be omitted from its proxy materials. Id.

The administration of Plan fees is, therefore, an activity that is part of the Corporation's ordinary business operations, perhaps even more so than issues related to increased retirement plan benefits (as noted in the letters described above), and should be subject to the direction of management and the Board of Directors, rather than shareholders at large. Furthermore, the Proposal involves a business matter that is essentially ministerial in nature, and it does not relate to any substantial policy consideration. Accordingly, the Corporation respectfully requests that the Staff concur in its opinion that the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

B. The Corporation may omit the Proposal because its implementation would cause the Corporation to violate federal law.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(2) independently permits exclusion of the instant Proposal. Rule 14a-8(i)(2) provides that a shareholder proposal may be omitted "if [it] would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

As plan sponsor, the Corporation is authorized, pursuant to ERISA, to charge the reasonable costs of administering the Plan to the Plan participants' accounts. ERISA Section 404(a)(1)(A). In accordance with this ERISA principle, fees relating to investments in the various types of investment funds under the Plan are charged to participant accounts invested in each respective fund. Thus, fees relating to investments in the Common Stock Fund are charged to the participants' accounts that are invested in the Corporation's common stock (the "Common Stock").

The Proposal provides that participant accounts that are invested in the Common Stock Fund should not incur fees relating to investments in that fund. As a practical matter, in order to implement the Proposal, fees relating to investments in the Common Stock Fund would either be absorbed by the Corporation or spread among participant accounts invested in funds other than the Common Stock Fund.

Under Section 404(a)(1) of ERISA, a fiduciary must discharge his duties under a plan solely in the interest of the participants and the beneficiaries. As the plan sponsor that exercises discretionary control with respect to its management, the Corporation is a fiduciary with respect to the Plan. ERISA § 3(21)(A). Thus, the Corporation must discharge its fiduciary obligations as Plan sponsor solely in the interest of the Plan participants and beneficiaries.

This obligation is violated when the fiduciary engages in disparate treatment among participants or beneficiaries of a plan. See Winpisinger v. Aurora Corp., 456 F. Supp. 559 (N.D. Ohio 1978). In Winpisinger, the court held that the amendment of a pension plan by a trustee to cancel the past service credits of some participants, but not others, constituted a breach of fiduciary duty. The court reasoned that ERISA requires a plan fiduciary to discharge its duties solely in the interests of participants and beneficiaries; therefore, a fiduciary is precluded from granting preferences between a plan's participants or its beneficiaries. Indeed, subsequent cases have cited Winpisinger for the proposition that preferential treatment by a fiduciary that strips a group of plan participants or beneficiaries of vested benefits violates ERISA's fiduciary requirements. See, e.g., Building Service Employees Pension Trust v. Horsemen's Quarter Horse Racing Association, 609 F. Supp. 1075 (N.D. Cal. 1985); Wilson v. The Mid-South Foundry, Inc., 660 F. Supp. 267 (E.D. Ark. 1987) and Newton v. Van Otterloo, 756 F. Supp. 1121 (N.D. Ind. 1991). (In this regard, participant accounts under the Plan are fully vested at all times, subject to certain forfeiture provisions in limited cases.)

As indicated above, the Proposal provides that participant accounts invested in the Common Stock Fund should not incur fees relating to investments in that fund. To this end, the Proposal would only result in the elimination of administrative fees relating to participant accounts that are invested in the Common Stock Fund. Participants invested in all other investment funds, presumably, would continue to be charged fees and may, in fact, be required to absorb costs associated with participation in the Common Stock Fund. Although all participants have vested accrued benefits under the Plan, the proposed structure would result in disparate treatment between those participants that have invested in the Common Stock Fund and those participants that have not. Accordingly, if the Proposal is adopted, it could result in the Corporation's failure to discharge its fiduciary duties, as required under ERISA, in the interest of Plan participants and beneficiaries.

Based upon the above, the Corporation believes that Rule 14a-8(i)(2) provides an equally adequate basis for omitting the Proposal from its proxy materials for the 2002 Annual Meeting. Therefore, we respectfully request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(2).

C. The Corporation may omit the Proposal because it furthers a personal interest of the Proponent that is not shared by the other shareholders at large.

In addition to paragraphs (i)(7) and (i)(2) of Rule 14a-8, paragraph (i)(4) provides an independent substantive basis for excluding the Proposal. Rule 14a-8(i)(4) permits omission of a

In the event that the Staff does not concur with the Corporation's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. In addition, should you have questions or comments concerning this letter, please contact the undersigned of our Atlanta office at 404-888-7353, or Jane Jeffries Jones of our Charlotte office at 704-331-4953.

In accordance with Rule 14a-8(j)(2), five additional copies of this letter and the Proposal (which appears as Exhibit A to this letter) are enclosed. By copy of this letter, and its attachments, the Corporation is notifying the Proponent of its intention to omit the Proposal from the proxy materials to be distributed by the Corporation in connection with its 2002 Annual Meeting of Shareholders. In this regard, the Corporation anticipates that the 2002 Annual Meeting of Shareholders will be held on April 23, 2002 and that the materials relating to such meeting will be distributed to shareholders on or about March 18, 2002.

Please kindly acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgement copy and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Alonzo L. Llorens
Womble Carlyle Sandridge & Rice, PLLC

EXHIBIT A

Jimmy R. King
3514 Waxhaw Marvin Rd.
Waxhaw, NC 28173

November 5, 2001

Mr. Jerone Herring
BB&T Corporation
200 West Second St.
PO Box 1250
Winston Salem, NC 27102-1250

Mr. Herring,

This letter is to inform you that I am proposing a shareholder resolution to be included in BB&T's Proxy statement and for a vote at the annual shareholders meeting. The proposed resolution is as follows:

BB&T Corporation will discontinue charging fees to the accounts of their employees and retiree's 401(k) plans for those who have elected the BB&T common stock fund. The corporation has a no-fee Dividend Reinvestment Plan available to shareholders outside of the BB&T 401(k) plan. This will treat all shareholders on an equal basis.

BB&T Corporation has a Dividend Reinvestment Plan for shareholders, other than those in the 401(k) plan, which allows the shareholder to use dividends and other optional cash investments to purchase additional shares in the corporation. This DRIP plan provides Certificate Safekeeping, additional cash investments and bookkeeping at no charge. There are no fees for the DRIP plan until you sell the shares of stock. This is basically the same service offered to those who have their 401(k) plan in the stock of BB&T. In the employees 401(k) program however, the employees are charged an annual fee plus a percentage of their account balance. Retirees using the plan are charged the same fees as employees. Traditional 75 to 80% of the total 401(k) plan has been in the stock portion of the fund and according to the 9/30/2001 statement close to 19,000,000 shares or over 4% of the total BB&T outstanding shares are involved.

This proposal will make all shareholders equal in their treatment. It will also make the corporation seem a little more above board as they currently are not showing any expenses on the employee's 401(k) quarterly or annual statements. Federal law requires that the corporation exercise a fiduciary responsibility to provide the 401(k) at the most reasonable cost. This might limit future legal liabilities.

I currently own 500 shares of BB&T stock purchased in a street name with TD Waterhouse Investment Services. Account information will be provided upon request.

Sincerely,

Jimmy R. King
704-843-3347

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BB&T Corporation
Incoming letter dated December 6, 2001

The proposal requests that BB&T discontinue charging fees to the accounts of its employees' and retirees' 401(k) plans for those who have elected to participate in its common stock fund.

There appears to be some basis for your view that BB&T may exclude the proposal under rule 14a-8(i)(7) as relating to BB&T's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if BB&T excludes the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which BB&T relies.

Sincerely,

Keir Devon Gumbs
Special Counsel